Exhibit 24(a)2

March 17, 2006

Patricia L. Roberts and Wayne Boston

Ms. Roberts and Mr. Boston:

As an officer of The Southern Company, I hereby make, constitute, and appoint each of you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) this Company's Quarterly Reports on Form 10-Q during 2006, (2) any Current Reports on Form 8-K, and (3) any necessary or appropriate amendment or amendments to any such reports and any necessary or appropriate amendment or amendments to the Annual Report on Form 10-K for the year ended December 31, 2005, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,
/s/W. R. Hinson W. Ron Hinson Comptroller and Chief Accounting Officer